OD
5/30/14

SECURIT 14041007 N

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SEC
Mail Processing
Section
MAY 28 2014
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toll Cross Securities USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Toronto Street, Suite 200
(No. and Street)

Toronto (City) Ontario (State) M5C 2V6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Bouchard 416 365 1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGovern, Hurley, Cunningham LLP
(Name – *if individual, state last, first, middle name*)

300-2005 Sheppard Ave. E. Toronto, ON, M2J 5B4
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
6/4/14

OATH OR AFFIRMATION

I, Marc Bouchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toll Cross Securities USA Inc, as of May 23, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Toll Cross Securities USA Inc

Address: Suite 200, 1 Toronto Street, Toronto ON, M5C 2V6

Telephone: 416 365 1960

SEC Registration Number: 8 - 67216

FINRA Registration Number: 139412

(ii) Accounting Firm

Name: McGovern, Hurley, Cunningham, LLP

Address: 900 - 2005 Sheppard Ave. East, Toron ON, M2J 5B4

Telephone: 416 496 1234

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(✓) is for the annual audit only for the fiscal year ending 2014 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ____________________

Name: Marc Bouchard

(By Firm's FINOP or President)

Title: FINOP Date: May 23, 2014

TOLL CROSS SECURITIES USA INC.

Financial Statements
(Expressed in U.S. dollars)

Year ended March 31, 2014

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

2005 Sheppard Avenue East, Suite 300
Toronto, Ontario
M2J 5B4, Canada
Phone 416-496-1234
Fax 416-496-0125
Email info@mhc-ca.com
Web www.mhc-ca.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Toll Cross Securities USA Inc.

We have audited the accompanying financial statements of Toll Cross Securities USA Inc. (the "Company"), which comprise the statement of financial condition as of March 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toll Cross Securities USA Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
May 23, 2014

TOLL CROSS SECURITIES USA INC.
Statement of Financial Condition
As at March 31,
(Expressed in U.S. dollars)

	2014 $	2013 $
Assets		
Cash	128,436	136,311
Due from carrying broker	-	12,633
Prepaid expenses	3,942	3,942
Total assets	**132,378**	**152,886**

Liabilities and Stockholder's Equity

	2014 $	2013 $
Liabilities:		
Accounts payable and accrued liabilities (note 3)	2,334	5,613
Due to carrying broker	90	-
Total liabilities	**2,424**	**5,613**
Stockholder's equity:		
Capital stock:		
Authorized:		
Unlimited Class A common shares, voting		
Issued and outstanding:		
150,001 Class A common shares	200,001	200,001
Additional paid-in capital	56,920	56,920
Deficit	(126,967)	(109,648)
Total stockholder's equity	129,954	147,273
Total liabilities and stockholder's equity	**132,378**	**152,886**

APPROVED ON BEHALF OF THE BOARD:

______________________, Director

See accompanying notes to financial statements.

TOLL CROSS SECURITIES USA INC.

Statement of Income
Years ended March 31,
(Expressed in U.S. dollars)

	2014 $	2013 $
Income:		
Commissions	3,908	23,018
Total income	**3,908**	**23,018**
Expenses:		
Professional fees	3,628	3,361
Service fees (note 3)	8,517	9,779
Regulatory fees	6,566	5,321
General and administrative	2,005	2,903
Interest expenses	511	161
Total expenses	**21,227**	**21,525**
(Loss) income before income taxes	(17,319)	1,491
Income tax	-	(60)
Net (loss) income for the year	**(17,319)**	**1,553**

Statement of Changes in Stockholder's Equity
Year ended March 31
(Expressed in U.S. dollars)

	Capital Stock $	Additional paid-in capital $	Deficit $	Total $
Balance, March 31, 2012	200,001	56,920	(111,201)	145,720
Net income for the year	-	-	1,553	1,553
Balance, March 31, 2013	200,001	56,920	(109,648)	147,273
Net loss for the year	-	-	(17,319)	(17,319)
Balance, March 31, 2014	200,001	56,920	(126,967)	129,954

See accompanying notes to financial statements.

TOLL CROSS SECURITIES USA INC.
Statement of Cash Flows
Year ended March 31,
(Expressed in U.S. dollars)

	2014 $	2013 $
Cash flows from operating activities		
Net (loss) income for the year	(17,319)	1,553
Change in non-cash operating items:		
Due from carrying broker	12,633	(12,633)
Amounts receivable	-	1,727
Prepaid expenses	-	(45)
Due to carrying broker	90	-
Accounts payable and accrued liabilities	(3,279)	2,113
Cash flows from operating activities	(7,875)	(7,285)
(Decrease) in cash	**(7,875)**	**(7,285)**
Cash, beginning of year	136,311	143,596
Cash, end of year	**128,436**	**136,311**
Supplemental cash flow information:		
Interest paid	511	161
Income taxes paid	-	60

See accompanying notes to financial statements.

Toll Cross Securities USA Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on September 27, 2004 and commenced operations on August 31, 2007. In the United States of America, effective August 31, 2005, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority. The Company computes its regulatory net capital under the basic method of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c 3-1"). The Company is a wholly owned subsidiary of Toll Cross Investments Inc. (the "Parent"), whose wholly owned subsidiary, Toll Cross Securities Inc. ("TCS"), is a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for its customers, on a fully disclosed basis, through an affiliate, TCS (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). The Company is located at 1 Toronto Street, Suite 200, Toronto, Ontario, Canada, M5C 2V6.

1. Basis of presentation:

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's future operations are dependent on the Company's ability to attract and retain clients. The statement of financial condition has been prepared on the basis that the Company will receive the continued financial support of the Parent.

2. Significant accounting policies:

These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America on a basis consistent with that of the prior year. The significant accounting policies are as follows:

(a) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

(b) Translation of foreign currency:

The functional currency of the Company is the U.S. dollar.

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the rate of exchange in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Realized and unrealized gains and losses resulting from foreign currency transactions are included in loss for the year.

Continued...

2. Significant accounting policies (continued):

(c) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) Fair value measurements:

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

As at March 31, 2014 and 2013, the Company did not have any financial assets and liabilities estimated at fair value using the hierarchy noted above.

The carrying amounts of the Company's financial assets and liabilities including cash, amount receivable, due from carrying broker, accounts payable and accrued liabilities, and due to carrying broker approximate of their fair values due to the short maturity of these instruments.

(e) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Continued...

(Expressed in U.S. dollars)

3. Related party transactions and balances:

The Company has entered into operating and service agreements with an affiliate, TCS, whereby TCS provides certain administrative, record keeping and securities trading and clearing services on behalf of the Company. In addition, TCS allows the Company to occupy and use all the space, furniture, equipment and other facilities of TCS in Toronto. All of the foregoing services are provided at rates specified in the service agreement.

During the year ended March 31, 2014, the total of such service fees was $8,517 (2013 - $9,779). At March 31, 2014, the amount due to TCS included in accounts payable and accrued liabilities was $1,900 (2013 - $3,305).

The transactions with TCS described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

4. Income taxes:

For Canadian tax purposes, the Company files stand-alone federal and provincial tax returns. At March 31, 2014, the Company had a deferred tax asset of approximately $16,300 (2013 - $14,900) relating to net operating loss carry forwards of $108,700 (2013 - $99,300) of which $3,500 will expire in 2026, $39,200 will expire in 2027, $42,300 will expire in 2029, $6,400 will expire in 2031 and $17,300 will expire in 2034. Management has recorded a 100% valuation allowance against the deferred tax asset. The benefit of those losses will be recognized as income is earned.

The Company's effective income tax rate is 15% (2013 – 15%).

5. Regulatory net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2014, the Company had net capital of $124,148 (2013 - $141,341), which was $24,148 (2013 - $41,341) in excess of its required net capital of $100,000 (2013 - $100,000). The Company's net capital ratio of aggregate indebtedness to net capital was 0.020 (2013 - 0.039).

6. Comprehensive income:

There is no comprehensive income disclosure, as the income for the year per the statement of income is the same as comprehensive income.

Continued...

TOLL CROSS SECURITIES USA INC.

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

As at March 31, 2014

(Expressed in U.S. dollars)

	2014 $	2013 $
Total ownership equity from statement of financial condition	129,954	147,273
Less non-allowable assets:		
Prepaid expenses	3,942	3,942
Haircut on foreign currency cash balances	1,864	1,990
	5,806	5,932
Net capital	124,148	141,341
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital, based on aggregate indebtedness	162	374
(ii) Minimum net capital	100,000	100,000
Net capital requirement	100,000	100,000
Excess net capital	24,148	41,341
Aggregate indebtedness	2,424	5,613
Ratio of aggregate indebtedness to net capital	0.020	0.039

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2014, filed by the Company on its Form X-17A-5 on April 23, 2014.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

March 31, 2014

(Expressed in U.S. dollars)

The Company is exempt under subsection k(2)(i) of SEC Rule 15c3-3, since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

2005 Sheppard Avenue East, Suite 300
Toronto, Ontario
M2J 5B4, Canada
Phone 416-496-1234
Fax 416-496-0125
Email info@mhc-ca.com
Web www.mhc-ca.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Toll Cross Securities USA Inc.:

In planning and performing our audit of the financial statements of Toll Cross Securities USA Inc. (the "Company"), as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued...

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley Cunningham LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
May 23, 2014